Exhibit 4.37

Admission Ability Assessment Platform Research and Development Technical Service Agreement

1.	Parties

Party A: [Name of a subsidiary of New Oriental China]

Party B: Beijing Right Time Technology Co. Ltd.

2.	Definition

2.1	Relevant terms used in this Agreement are defined as the followings:

Admission Ability Assessment Platform: means the Admission Ability Assessment Platform researched and developed on the basis of “Right Time Admission Ability Assessment Platform Software V1.0” by Party B according to Party A’s requirements, and used legally by Party A within the agreed scope (the “System”).

3.	Composition of the Agreement

3.1	Final confirmation of system function shall be set forth in the written document attached to this Agreement as an annex, which has legal effect together with this Agreement.

3.2	Any amendments and supplements to the Agreement signed by both Parties in the form of supplemental agreements or fee standard confirmation during the implementation of the Agreement shall constitute a part of this Agreement and have the same legal effect as this Agreement.

4.	Objective, Content and Method of Technical Service

4.1	The objective of the technical service is to ensure that the Admission Assessment Platform can be operated after a series of services.

4.2	The content and method of technical services:

4.2.1	Party B shall provide Party A technical consulting services, including the regulation and organization of business procedures, and the regulation of the authority to access the System and position responsibility.

4.2.2	Party B shall provide Party A training assessment services, including training on the use of the System and training assessment system, which will be used as a basis for determining whether trainees are qualified for certain positions.

4.2.3	Party B shall provide Party A data services, including original data and methodology; provide data support for marketing purpose and business expansion; provide distant assistance for the completion of Party A’s database.

4.2.4	If there is any functional defect or operation interface defect in part after the System has been checked and accepted by Party A, Party A shall inform Party B in writing. Party B shall respond within 12 hours after accepting the notice, and eliminate the impediment unconditionally through amending, upgrading or correcting the program within the period confirmed by both Parties at party B’s own expenses. Party B shall be liable for the damages of Party A thus caused. For any impediment caused other than system defect, Party B shall resolve the problems within 24 hours after receiving notice.

4.2.5	Party A shall conduct training of installation, use, daily maintenance, bug detection to at least one person within seven days after the checking and acceptance. Party A shall at least designate one person to attend the training.

4.2.6	Both Parties shall conduct trainings set forth in Article 4.2.5 after the adjustment, upgrade and revision of the System.

4.3	Term of Technical Service: From [date] to [date]

4.4	Progress of Technical Service: subject to further discussion of the Parties.

4.5	Warranty period of the technical services: two months after program being checked and accepted.

5.	System’s Checking and Acceptance

5.1	System shall be delivered to Party A from Party B for checking and acceptance no later than [date]. In the event that Party B delays in delivery, it shall pay Party A liquidated damages equal to 1% of the contract price per day under this Agreement. In the event of a delay for over 30 days, Party A is entitled to reject acceptance.

5.2	System’s checking and acceptance can be conducted by either Party A or its designated institutions.

5.3	Party A shall appoint its employees to conduct checking and acceptance within seven days upon the delivery by Party B. Checking and acceptance shall be deemed to have been conducted by Party A if Party A fails to complete checking and acceptance within the seven-day period.

5.4	If the checking and acceptance delays or fails to pass, Party A can terminate this Agreement. Party B shall refund payments to Party A and compensate Party A for its losses.

6.	Payment

6.1	Party A shall pay technical service fees to Party B for the use of the System and subsequent technical support and upgrade services.

6.2	Both Parties agree that the technical service fees under this Agreement is [percentage] of Party A’s monthly revenues. Party B may charge such fees upon the acceptance of the System on [date]. Party B has the right to adjust the fee of using the System upon written notice to Party A at any time for any reason. Party A shall accept the adjusted fee in accordance with the Party B’s written notice.

6.3	The calculation basis of fees (revenues) shall be provided by Party A, and Party B reserves the right to check the data provided by Party A.

6.4	Unless otherwise notified by Party B to Party A , the technical service fees under this Agreement shall be paid by Party A quarterly to the bank account designated by Party B, and Party B shall issue formal invoice to Party A.

6.5	Taxes and expenses arising out of the execution and implementation of this Agreement shall be borne by both Parties.

7.	Intellectual Properties

7.1	Party B owns the whole intellectual property rights and the right of authorship of the System.

7.2	Party B possesses all the source codes of the System.

7.3	Party B represents and warrants that products and services provided hereunder do not infringe any intellectual property rights of any third party. Party B shall defend Party A or defend jointly with Party A upon Party A’s request against any claims brought against Party A relating to the infringement of any third party’s intellectual property rights caused by the products or services of Party B, and hold Party A harmless.

8.	Liability for Breach of Contract

8.1	During the implementation of the program, if an event or difficulty that is not foreseen at the time of conclusion of this Agreement occurs, or Party A changes its requirements, the Parties may adjust the progress plan of the program. The subsequent implement of the Agreement shall follow the adjusted progress plan.

8.2	In the event that the final acceptance cannot be completed according to progress plan due to Party B’s failure to complete the program on time, Party B shall pay Party A liquidated damages of 0.1% of the contract price for each day of delay, and the total amount of liquidated damages shall not exceed 10% of the total contract price.

8.3	In the event that Party A fails to make payment on time, it shall pay Party B liquidated damages equal to 0.1% of the contract price for each day of delay. The total liquidated damages shall not exceed 10% of the total contract price.

If the aforementioned delay is caused by force majeure events, such delay shall not be deemed as a breach of this Agreement. In such case, the Parties shall consult with each other for solutions. If a Party is unable to perform this Agreement due to force majeure events, such Party shall notify the other Party promptly and provide relevant proof within five working days.

9.	Term and Termination

9.1	The term of this Agreement shall be from [date] to [date], and the Agreement shall become effective upon being stamped by both Parties. Unless otherwise notified by Party B to Party A to terminate this Agreement in writing, this Agreement shall be renewed automatically upon the expiration of its term. The term and number of time of renewal shall be unlimited. Party B may terminate this Agreement unilateral at any time. Without the consent of Party B, Party A shall not terminate this Agreement.

9.2	Party B may terminate the Agreement if Party A delays payment over 20 days. Party A shall bear all liabilities and Party B is entitled to claim against Party A for unpaid amount and is not obligated to return the payment made by Party A.

9.3	If the purpose of this Agreement is failed due to Party B’s failure to provide services pursuant to the provisions hereunder, or if Party B fails to take any remedy measures within 30 days after receiving notice from Party A, except for the case of force majeure, Party A is entitled to terminate this Agreement and Party B shall bear the corresponding liabilities.

9.4	If Party A terminates the Agreement for reasons not attributable to Party B, Party B has the right to keep payment made by the Party A without any obligation to return. Party A shall indemnify Party B for any losses it suffers.

10.	Limit of Liability

10.1	Both Parties agree that each Party’s maximum liability for its default during the implement of this Agreement or any matters relating to this Agreement, shall be 100% of the performed value, whether such default is with regard to any action under this Agreement or a statement of the Agreement or an act relating to fairness, negligence, misleading, tort, or other acts. Parties shall not be held jointly and severally liable.

11.	Confidentiality

11.1	Neither Party shall use the program material, including but not limited to the specification documents, relevant documents, data and other commercial information, for the purpose other than this Agreement, or disclose to any third party in any way without the other Party’s written consent. If any Party makes unauthorized disclosure, the other Party has the right to pursue all economic and legal claims arising from the disclosure against the disclosing Party.

11.2	Party A authorizes Party B to use its trademark, logo or program introduction on relevant marketing materials or publications, and include the program in Party B’s marketing materials. Party A shall allow Party B’ clients visit programs, if situation allows, and evaluate the implement of the program from an objective and fair perspective.

11.3	Both Parties agree that this Article shall remain effective no matter whether this Agreement is modified or terminated or invalidated, and both Parties shall have the obligation of confidentiality.

12.	Force Majeure

12.1	If the performance of any clauses, agreements or conditions is delayed or suspended due to force majeure events, any Party is released from performing such clauses, agreements or conditions. The force majeure events include any events out of one Party’s reasonable control and that are not caused by the Party’s default or negligence, such as earthquake, typhoon, flood, fire, war, requirement or act of governmental law (act). The Parties shall consult with each other to find a solution and make best efforts mitigate the consequences caused by force majeure events.

12.2	If any Party cannot perform this Agreement due to force majeure events, and notify the other Party within 10 days after the force majeure events, then the non-performance shall not be deemed as a breach of contract, the term of performance shall be extended. If the effects of the force majeure events last over 60 days, each Party may terminate this Agreement by furnishing the other Party a written notice.

13.	Notice and Modification

13.1	Any notice of demand or permission shall be in writing and may be delivered to the address listed as the beginning of the Agreement by different means.

13.2	All terms and annexes constitute the only and complete agreement between the Parties. There is no such memo, negotiation or plan that has not been reduced to a written form and confirmed by both Parties.

13.3	This Agreement can only be amended or modified by the Parties in writing. The Parties may enter into supplemental agreements for matters not covered herein. The supplemental agreements shall be of equal legal effect as this Agreement.

14.	Assignment

Neither Party may assign any rights or obligations under this Agreement without the other Party’s prior written consent. The successors of any Party shall be bound by this Agreement.

15.	Additional Conditions

15.1	Party A undertakes not to hire any person (including but not limited to program manager, consultant, engineer technical staff, sales men) designated by Party B to Party A for providing services to Party A.

15.2	If Party A breaches the foregoing provision, Party A shall pay Party B an amount equal to the service fee that Party B would have charged for 12 months of service rendered by the hired person, calculated based on the rate under this Agreement.

16.	Dispute Resolution

16.1	The Parties shall use their best efforts to amicably settle any dispute arising out of or relating to agreement in good faith. If the Parties fail to reach a settlement, any Party may submit the disputes to Beijing Arbitration Commission for arbitration in accordance with its rules of arbitration in effect. The arbitral award shall be final and binding upon both parties. Unless otherwise determined by the arbitration tribunal, the arbitration fee shall be borne by the losing Party.

17.	Miscellaneous

17.1	Both Parties confirm that they have read this Agreement, and understand and agree with the terms and conditions of this Agreement. Furthermore, the Parties agree that this Agreement shall be the complete and only statement, to replace all the statements by means of oral, writing or other communications.

17.2	As an integral part of this Agreement, the annexes of this Agreement shall become effective upon the execution at the same time with this Agreement. If there are any conflicts between the Agreement and annexes, with regard to technical issues, the annexes shall prevail; with regard to any legal issues, the Agreement shall prevail.

17.3	This Agreement is executed in three originals with each party holding one and the third one being filed with Technology Market.

Each party has caused this agreement to be effective from the date of [date]:

Party A: [Name of a subsidiary of New Oriental China]

Authorized representative (signature):	/s/ authorized signatory or seal

Party B: Beijing Right Time Technology Co. Ltd.

Authorized representative (signature):	/s/ authorized signatory or seal

Schedule of Material Differences

One or more subsidiaries of New Oriental China entered into Admission Ability Assessment Platform Research and Development Technical Service Agreement using this form. Pursuant to instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with schedule setting forth the material details in which the executed agreements differ from this form:

Party A	Date of Effectiveness	Fee (% of Party A’s Revenues)

Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	2/1/2013	4%

Shanghai Vision Overseas Service Company Limited	2/1/2013	4%